                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                             Redlaw Industries Inc.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of securities)


                                    757636303
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                                 (CUSIP number)


                              J. Reid Bingham, Esq.
                              Bingham & Associates
                                P.O. Box 14-4991
                           Coral Gables, Florida 33114
                                 (305) 444-8141
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  January 30, 1998
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ______.

Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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CUSIP       No. 757636303             13D                     Page 2 of 4 Pages

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1        NAME OF REPORTING PERSONS                             David L. Chandler
         SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  ______
                                                                    (b)  ______
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                             PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             _____
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                            Canada

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NUMBER OF                  7        SOLE VOTING POWER               2,055,578
SHARES                     ----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER             ----
OWNED BY                   ----------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER          5,001,782
REPORTING                  ----------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER        46,250

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     5,048,032
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              ______

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           66.87%
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14       TYPE OF REPORTING PERSON*                                    IN

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                         AMENDMENT NO. 8 TO SCHEDULE 13D

         This Schedule 13D is hereby amended as follows:

         1. Item 3, Source and Amount of Funds or Other Consideration, is amended to add at the end of such item the following:

         On the following dates Mr. Chandler, directly or indirectly through the Johnston Industries Inc. Rabbi Trust established for his benefit, loaned from his personal or its general funds the amounts set forth below to Redlaw and received in consideration five year 10% promissory notes convertible at the holder's option into shares of common stock of Johnston Industries Inc. or the shares of Redlaw Common Stock set forth below:

                                                                                 SHARES OF REDLAW COMMON
         DATE                      AMOUNT            CONVERSION PRICE             STOCK UPON CONVERSION
         ----                      ------            ----------------           -------------------------
         01/07/98                 US$173,000          US$0.75 per share                    230,666
         01/08/98                 US$ 13,000          US$0.75 per share                     17,333
         01/26/98                 US$ 45,000          US$0.4375 per share                  102,857


         2. Item 5, Interest in Securities of the Issuer, is amended to add at the end of such item the following:

         On the dates described in Item 3 Mr. Chandler, directly or indirectly through the Johnston Industries Inc. Rabbi Trust established for his benefit, acquired the right to convert the promissory notes described in Item 3 into 350,856 shares of Redlaw Common Stock.

         On January 9, 1998 Mr. Chandler converted the 09/03/97 promissory note in the amount of US$180,000 described in Amendment No. 7 to this Schedule 13D into 442,857 shares of common stock of Redlaw Industries Inc. representing the 428,571 shares described in Amendment No. 7 for principal of the note and an additional 14,286 shares representing accrued interest on the note.

         On January 30, 1998, Mr. Chandler has received options to purchase 525,000 shares of Redlaw Common Stock that become exercisable at a price of US$0.50 per share at any time from July 30, 1998 until January 30, 2008.

         The total number of shares of Redlaw Common Stock directly or beneficially owned by Mr. Chandler is now 5,048,032 or approximately 66.87% of the outstanding shares of Redlaw Common Stock.

                                                              Page 3 of 4 pages.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 27, 1998
                                                 ------------------------------
                                                 (Date)


                                                  /s/ David L. Chandler
                                                 ------------------------------
                                                 (Signature)


                                                 David L. Chandler


                                                              Page 4 of 4 pages.